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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Community Bankers Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7501 Boulders View Drive, Suite 601
(No. and Street)

Richmond	Virginia	23225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Franklin Flanary II (804) 521-7602
(Area Code – Telephone Number)

B. ACCOUNTANT IDETIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300, Glen Allen, Virginia 23060
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, C. Franklin Flanary II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Community Bankers Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. Franklin Flanary II

Signature

Chief Financial Officer

Title

Notary Public 271474

My Commission Expires June 30, 2010

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMUNITY BANKERS SECURITIES, LLC

Statement of Financial Condition and
Independent Accountants' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

December 31, 2008

SEC ID 8 - 50007
Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

COMMUNITY BANKERS SECURITIES, LLC.

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Manager and Directors
Community Bankers Securities, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Community Bankers Securities, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Community Bankers Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves

February 24, 2009

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

COMMUNITY BANKERS SECURITIES, LLC

Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 198,302
Receivables from brokers or dealers	127,988
Receivables from related parties	11,939
Securities owned, at market value	6,694
Property and equipment, net of accumulated depreciation and amortization	38,261
Goodwill	80,429
Other assets	47,386
Total assets	$ 510,999

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 246,161
Payable to brokers or dealers	464
Total liabilities	246,625
Members' equity	264,374
Total liabilities and members' equity	$ 510,999

See accompanying notes to financial statement.

COMMUNITY BANKERS SECURITIES, LLC

Notes to Financial Statement

1. Summary of Significant Accounting Policies:

Nature of Business: Community Bankers Securities, LLC (the "Company"), is a limited liability company organized in the Commonwealth of Virginia in 2003. The Company provides financial services through community banks and independent representatives nationwide and maintains offices in Richmond, Virginia and Greeley, Colorado. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA").

The Company is 88%-owned by AIC, Inc., a Virginia corporation ("AIC"). This financial statement is not intended to present the consolidated financial position of AIC as of December 31, 2008.

Risks and uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company periodically has funds in excess of $250,000.

Fair Value of Financial Instruments: Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements ("SFAS 157"), which provides a framework for measuring fair value under Generally Accepted Accounting Principles, for all financial assets and liabilities measured at fair value on a recurring basis. The initial adoption of SFAS 157 did not have a material impact on the change in net assets and financial position of the Company. There are no material assets or liabilities recognized or disclosed at fair value for which the Company has not applied the provisions of SFAS 157.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. SFAS 157 also establishes a fair value hierarchy which prioritizes the valuation inputs into three broadlevels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

1. Summary of Significant Accounting Policies, Continued:

Fair Value of Financial Instruments, Continued:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The fair value of the financial asset of the Company of $6,694 was classified as Level 1.

Securities Owned: Securities transactions are recorded in the accounts on a trade-date basis.

All securities are classified as trading securities and are carried at fair market value as of December 31, 2008, as determined based on quoted market prices for identical assets (Level I in the fair value hierarchy under SFAS 157).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

1. Summary of Significant Accounting Policies, Continued:

Goodwill: As required by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, the Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its 2008 evaluation and did not record an impairment charge based on the results.

Commission Income: Gross commission income is recorded on a settlement date basis.

Income taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that, in lieu of corporate income taxes, the members are taxed on their proportionate share of the Company's taxable income. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

2. Lease Commitments:

The Company leases commercial office space in Richmond, Virginia and Greeley, Colorado under two separate leases. Those leases expire at various dates during 2010. The Company also leases certain office equipment which expires in 2010.

Minimum future payments under noncancellable operating leases at December 31, 2008 are as follows:

2009	$ 165,609
2010	107,235
Total minimum lease payments	$ 272,844

3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2008, the Company had net capital of $79,155, which was $29,155 in excess of required minimum net capital of $50,000. The Company's net capital ratio was 3.12 to 1.

4. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals, institutional investors and as principal for its own account. The Company introduces these transactions for clearance to other firms on a fully-disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not currently anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

5. Property and Equipment:

Property and equipment at year-end consisted of:

Furniture and equipment	$ 95,572
Leasehold improvements	9,284
Software	25,000
Less accumulated depreciation and amortization	(91,595)
Net property and equipment	$ 38,261

6. Related Party Transactions:

The Company occupies office space which is leased to AIC by the landlord. The Company pays rent directly to the landlord.

The Company has receivables from related parties of $11,939 at December 31, 2008.

The Company provides brokerage services to a related party.

7. Guarantees:

The Company has certain obligations to indemnify its current manager and directors for certain events or occurrences while the manager or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

8. Recent Accounting Pronouncements:

In June 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"). This interpretation clarifies the accounting for uncertainty in income taxes and details how companies should recognize, measure, present and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect or disclose expected future tax consequences of uncertain tax positions presuming the taxing authorities' full knowledge of the position and all relevant facts. The Company has elected to defer the adoption of FIN 48 until its fiscal year ending December 31, 2009, pending additional clarification of FIN 48's applicability to pass-through entities such as the Company. In instances where the Company has taken or expects to take a tax position in its tax returns and the Company believes that it is more likely than not than such tax position will be upheld by the relevant tax authorities, the Company has not disclosed such tax position in the financial statements. Management has evaluated the impact of FIN 48 and does not expect it to have a material impact on the Company's financial condition, results of operations or income tax disclosure practices.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Manager and Directors
Community Bankers Securities, LLC
Richmond, Virginia

In planning and performing our audit of the financial statement of Community Bankers Securities, LLC (the "Company"), as of December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter, Stephens, Hurst, Gary & Shreaves

February 24, 2009

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

RICHMOND
804-747-0000

CHARLOTTESVILLE
434-220-2800

WWW.KSHGS.COM